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                    January 25, 2024

       R. Steven Hamner
       Chief Financial Officer
       Medical Properties Trust, Inc.
       MPT Operating Partnership, L.P.
       1000 Urban Center Drive, Suite 501
       Birmingham, AL 35242


                                                        Re: Medical Properties
Trust, Inc.
                                                            MPT Operating
Partnership, L.P.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            File No. 001-32559

       Dear R. Steven Hamner:

               We issued a comment to you on the above captioned filing on January 9, 2024. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by February 8, 2024.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Real Estate & Construction
       cc:                                              Kevin Hanna